3-26-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period March 26, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________

Name: Giancarlo Ferraris

Title: Head of Accounting

Date: March 26, 2002

SANPAOLO IMI

- **THE BOARD OF DIRECTORS ANNOUNCES NEW BUSINESS MODEL, BUSINESS REGULATION FRAMEWORK AND ORGANISATIONAL STRUCTURE OF THE GROUP**
- **FINANCIAL STATEMENTS FOR 2001 APPROVED**
- **PRO FORMA FINANCIAL STATEMENTS FOR SANPAOLO IMI/CARDINE AT END 2001**

THE BOARD OF DIRECTORS ANNOUNCES NEW BUSINESS MODEL, BUSINESS REGULATION FRAMEWORK AND ORGANISATIONAL STRUCTURE OF THE GROUP

Orazio Rossi Deputy Chairman and Pio Bussolotto Managing Director

Turin, 26 March 2002 - *"With the major changes introduced today in the management structure and macro-structure of the Group we have completed the reorganisation process launched in July 2001 and at the same time wanted to give a strong acceleration to the integration between SANPAOLO IMI and Cardine, anticipating the terms of the legal effect of the merger. In June, when the new integrated Group is officially a reality, we shall already be in shape to work at full speed following the lines of a business model founded on the strong exploitation of capacity in local areas, specialist professionalism in distribution, production and service, management responsibility and measurement by results."*

With these word, Rainer Masera, the Chairman of SANPAOLO IMI, commented on the decisions taken by the Board of Directors of the Bank which met today in Turin for the first time following the Shareholders' Meeting which on 5 March 2002 nominated four new members: Orazio Rossi, Gianguido Sacchi Morsiani, and Pio Bussolotto (respectively Chairman, Deputy Chairman and Managing Director of Cardine Banca) and Isabelle Bouillot (Chairman of the *Directoire* of CDC Ixis). The Board of Directors proceeded to nominate Orazio Rossi Deputy Chairman with the current Deputy Chairman Enrico Salza and Pio Bussolotto Managing Director to join the Managing Directors Alfonso Iozzo and Luigi Maranzana in the top management of the Group.

The Managing Directors were assigned the following specific competencies:

- **Alfonso Iozzo:** banking and lending to households, companies and public entities, through direct responsibility for the Sanpaolo Network, Banco di Napoli and Banca OPI, as well as the commercial co-ordination of the various domestic banks. In order to accentuate the operating integration of these banks, he also has centralised Group credit management and large exposure control, as well as responsibility for the Integrated Operating Vehicle (Macchina Operativa Integrata or MOI) and Secretariat General;

- **Pio Bussolotto:** responsibility for Cardine Finanziaria - the company produced by the spin-out of Cardine Banca's banking activities - and the bank networks controlled by it, in order to ensure the most effective realisation of the process of integration in course of these organisations. He also has the responsibility for shareholdings in other Italian banks, as well as the centralised management of strategic planning of the Group and of logistics and purchasing;

- **Luigi Maranzana:** responsibility for specialist businesses, in particular financial sales networks (Banca Fideuram and Banca Sanpaolo Invest), asset management (Wealth Management), financial markets (Banca IMI and NHS Private Equity) and foreign and international banking. Certain other central Group functions related to these markets, such as for example Group Finance, also report to him.

The three Managing Directors will have joint responsibility for Audit and Human Resources.

The division of areas of responsibility among the three Managing Directors result from the identification of operational and market contexts with similar characteristics and the desire to best exploit specialisations and competencies. It is also directed to achieve the maximum sharing of Group objectives and strong co-ordination between distinct but correlated operating areas, in order to maximise operating efficiency and to provide a service of total excellence to customers.

On the basis of these considerations, the Board of Directors thus launched, in conformity with the characteristics taken by the Group with the integration between SANPAOLO IMI and Cardine, a **new business model** based on four basic components:

- **Domestic Bank Networks** including the Sanpaolo networks (Private Retail, Small Businesses and Corporate Division), Banco di Napoli, Cardine and Banca OPI, as well as consumer credit, leasing and tax collection companies;

- ***Personal Financial Services***, including Banca Fideuram and Banca Sanpaolo Invest;

- ***Wealth Management* and *Financial Markets***, including SANPAOLO IMI Wealth Management, Banca IMI, NHS and IMI Investimenti;

- **International Business**, the Foreign Network of SANPAOLO IMI, Banque Sanpaolo and "new markets", directed to develop markets of strategic interest, such as Mitteleuropa.

At the same time the Board of Directors decided to give the Group its-own **"Business regulation framework"** which, clarifying the principal means of interrelationship among the various businesses, is intended to ensure the functional operation in the context of the business structure adopted.

* * *

FINANCIAL STATEMENTS FOR 2001 APPROVED
Consolidated net income confirmed: 1,203 million Euro (-2.3%)
Shareholders will be asked to approve a dividend of Euro 0.57 (unchanged on 2000)

The Board of Directors today approved the results for 2001 of the SANPAOLO IMI Group, which confirmed substantially those announced on 14 February on occasion of the examination of the figures for the fourth quarter of 2001. A brief examination of the principal line items of the consolidated financial statements at 31 December 2001 shows how performance in the year, although down, is not significantly different from the previous year:

- **Net interest income: - 3%**: the reduction was influenced by factors not attributable to ordinary operations (accounting for lower interest income on mortgages and greater interest expense posted by Banco di Napoli in the liquidity of the supplementary employee pension fund, spun out in July), without which the reduction would have been contained to 1.4%. Between the third and fourth quarter, in a sign of recovery in Group operations, net interest income showed an increase of more than 4.3%;
- **net commissions: - 8.6%**: the reduction, almost wholly due to asset management and securities dealing, was determined above all by the volatility in financial markets.
- **net interest and other banking income:** also as indicated above reduced by **4.7%**;
- **administrative costs: +0.8%**: largely in line with the previous year, thanks to actions of structural cost containment already begun in the first part of the year. In particular, personnel costs fell by 1.6%;
- **ordinary income: - 27.5%**, due to adjustments to tangible and intangible fixed assets (+19.1%) and the increase in provisions and net adjustments to loans and financial fixed assets (+15.3%), against a noticeable deterioration in the economic outlook;
- **consolidated net income: Euro 1,203 million** down by 2.3% on 2000;
- **RoE: 16.6%**, against 18.5% in 2000;
- **direct deposits: approximately 107 billion Euro** (+ 2.5%);
- **net loans: 94.1 billion Euro** (- 0.9%). These are net loans to customers less non-performing loans and loans to SGA;
- **non-performing loans/ net customer loans: 1%**. The ratio is unchanged on the previous year.

The **company financial statements** show **net income of 1,184 million Euro**, up by 5.6% on the previous year.

The Shareholders' Meeting, called for 27, 29 and 30 April respectively in first, second and third call, will be invited to distribute a **dividend of Euro 0.57**, unchanged on 2000, corresponding to a financial yield on the shares, on the basis of the average quotation values in the past six months, of around 4.9%. *Ex dividend* and payment dates are expected for 20 and 23 May respectively.

The consolidated and company financial statements will be published with the reports of the Board of Statutory Auditors and independent Auditors, which will be deposited according to law.

At the end of the first two months of 2002 Group financial assets were 305.6 billion Euro, slightly up from the end of 2001 (+0.1%). Within the total there was a significant recomposition towards assets under administration, up by 2.5 billion Euro from the beginning of the year, against a reduction in direct deposits of 1.9 billion Euro. Assets under management fell slightly from the end of 2001, wholly due to a negative performance effect; the particularly dynamic performance in life policies was maintained, showing an increase from the beginning of the year of 0.8 billion Euro (+4,5%) and a change over 12 months of 31.5%.

The main income items were substantially in line with the budget for 2002, which was taken as the reference for the preparation of the industrial merger plan with Cardine which was presented to the market at the beginning of the year.

The results of ordinary business present negative changes on the same period of 2001; in assessing performance it should be noted how the results for the first months of the preceding year did not yet reflect the negative effects of the crisis which later affected the whole of 2001, with growing intensity.

*   *   *

PRO FORMA FINANCIAL STATEMENTS FOR SANPAOLO IMI/CARDINE AT END 2001

The Board of Directors, following the consolidated financial statements for 2001 examined yesterday by the Board of Directors of Cardine Banca, took notice of the *pro forma* financial statements of the new Group resulting from the coming integration between the SANPAOLO IMI and Cardine Groups, assuming the merger as from 1 January 2001.

As shown in the attached tables, the document outlines the profile of a group with total assets of more than 212 billion Euro, customer financial assets of approximately 356 billion – of which approximately 134 in direct deposits and approximately 222 in indirect deposits - and slightly less than 125 billion in loans.

In profit terms, the new entity showed at 31 December 2001 net interest income of 3,974 million di Euro, net interest and other banking income of 7.548 million (3,047 in commissions), gross income of 2,020 million and net income of 1,381 million. Profitability ratios gave a RoE of 13.5% and a cost/income ratio of 63.1%.

The *pro forma* financial statements illustrated provide the basis for comparisons on an annual basis of the financial statements for 2002, the first of the new Group following the integration. As is known, in fact, the merger - operational in legal terms from the coming June - will have accounting and tax effects from 1 January 2002.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Elena Flor	+39 011 555 2639
Rossella Buia	+39 011 555 3590
Fax	+39 011 555 2989

e-mail investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	2001 (€/mil)	2000 pro forma (1) (€/mil)	Change 2001 / 2000 pro forma (%)	2000 Financial Statement (€/mil)
NET INTEREST INCOME	2,788	2,874	-3.0	2,572
Net commissions and other net dealing revenues	2,608	2,852	-8.6	2,641
Profits and losses from financial transactions and dividends on shares	274	296	-7.4	263
Profits from companies carried at equity and dividends from shareholdings	207	147	+40.8	146
NET INTEREST AND OTHER BANKING INCOME	5,877	6,169	-4.7	5,622
Administrative costs	-3,600	-3,572	+0.8	-3,076
- personnel	*-2,221*	*-2,256*	*-1.6*	*-1,929*
- other administrative costs	*-1,180*	*-1,109*	*+6.4*	*-958*
-indirect duties and taxes	*-199*	*-207*	*-3.9*	*-189*
Other operating income, net	234	247	-5.3	213
Adjustments to tangible and intangible fixed assets	-393	-330	+19.1	-299
OPERATING INCOME	2,118	2,514	-15.8	2,460
Adjustments to goodwill and merger and consolidation differences	-150	-176	-14.8	-90
Provisions and net adjustments to loans and financial fixed assets	-737	-639	+15.3	-581
INCOME BEFORE EXTRAORDINARY ITEMS	1,231	1,699	-27.5	1,789
Net extraordinary income	392	402	-2.5	396
INCOME BEFORE TAXES	1,623	2,101	-22.8	2,185
Income taxes for the period	-318	-770	-58.7	-785
Change in reserves for general banking risks	-1	2	n.s.	2
Income attributable to minority interests	-101	-102	-1.0	-94
Reversal of income Banco di Napoli group (2)	-	-	n.s.	-16
NET INCOME	1,203	1,231	-2.3	1,292

(1) The pro forma statement of income for the year 2000 has been prepared, according to the criteria detailed in the Explanatory Notes of the quarterly report, assuming control of Banco di Napoli and Wargny from 1/1/2000. This allows a more consistent comparison with 2001.

(2) The caption refers to the share of the net result of the second half of 2000 of the Banco di Napoli group included in the price of the various tranches acquired by SANPAOLO IMI during 2000. As described in the Explanatory Notes to the Consolidated financial statements at 31/12/2000, the reversal is made necessary in the income statement contribution of the Neapolitan group into the statement of income for 2000 was reflected line by line throughout the whole of the second half.

The pro forma statement of income for the year 2000 is not audited.

Reclassified consolidated balance sheet

ASSETS	31/12/2001 (€/mil)	31/12/2000 (€/mil)	Change 31/12/01-31/12/00 (%)
Cash and deposits with central banks and post offices	818	708	+15.5
Loans	118,627	117,825	+0.7
- due from banks	*21,571*	*19,119*	*+12.8*
- loans to customers	*97,056*	*98,706*	*-1.7*
Dealing securities	18,819	18,329	+2.7
Fixed assets	10,098	12,396	-18.5
- investment securities	*3,308*	*6,671*	*-50.4*
- equity investments	*4,697*	*3,573*	*+31.5*
- intangible fixed assets	*367*	*359*	*+2.2*
- tangible fixed assets	*1,726*	*1,793*	*-3.7*
Differences arising on consolidation and on application of the equity method	1,053	989	+6.5
Other assets	20,776	21,854	-4.9
Total assets	170,191	172,101	-1.1

LIABILITIES	31/12/2001 (€/mil)	31/12/2000 (€/mil)	Change 31/12/01-31/12/00 (%)
Payables	134,706	133,740	+0.7
- due to banks	*27,922*	*29,596*	*-5.7*
- customer deposits and securities issued	*106,784*	*104,144*	*+2.5*
Provisions	3,246	4,601	-29.5
- for taxation	*901*	*1,230*	*-26.7*
- for termination indemnities	*734*	*743*	*-1.2*
- for risks and charges	*1,568*	*1,500*	*+4.5*
- for pensions and similar	*43*	*1,128*	*-96.2*
Other liabilities	17,752	20,534	-13.5
Subordinated liabilities	5,607	5,158	+8.7
Minority interests	698	715	-2.4
Shareholders' equity (1)	8,182	7,353	+11.3
Total liabilities	170,191	172,101	-1.1

GUARANTEES AND COMMITMENTS	31/12/2001 (€/mil)	31/12/2000 (€/mil)	Change 31/12/01-31/12/00 (%)
Guarantees given	16,016	15,670	+2.2
Commitments	24,839	26,518	-6.3

(1) Reserves are net of own shares held by the Parent Bank, 39,345,982 at a book value of 697 million Euro at 31 December 2000, and 17,080,403 at a book value of 294 million Euro at 31 December 2001.

Reclassified Company statement of income

	2001 (€/mil)	2000 pro forma (1) (€/mil)	Change 2001 / 2000 pro forma (%)	2000 Financial Statement (€/mil)
NET INTEREST INCOME	1,583	1,622	-2.4	1,759
Net commissions and other net dealing revenues	1,271	1,548	-17.9	1,550
Profits and losses from financial transactions and dividends on shares	72	86	-16.3	86
Dividends from shareholdings	946	737	+28.4	737
NET INTEREST AND OTHER BANKING INCOME	3,872	3,993	-3.0	4,132
Administrative costs	-2,004	-1,982	+1.1	-1,987
- personnel	*-1,295*	*-1,277*	*+1.4*	*-1,280*
- other administrative costs	*-582*	*-567*	*+2.6*	*-569*
-indirect duties and taxes	*-127*	*-138*	*-8.0*	*-138*
Other operating income, net	153	167	-8.4	167
Adjustments to tangible and intangible fixed assets	-183	-153	+19.6	-153
OPERATING INCOME	1,838	2,025	-9.2	2,159
Adjustments to goodwill and merger differences	-28	-27	+3.7	-27
Provisions and net adjustments to loans and financial fixed assets	-521	-570	-8.6	-570
INCOME BEFORE EXTRAORDINARY ITEMS	1,289	1,428	-9.7	1,562
Net extraordinary income	787	348	+126.1	348
INCOME BEFORE TAXES	2,076	1,776	+16.9	1,910
Income taxes for the period	-892	-655	+36.2	-712
NET INCOME	1,184	1,121	+5.6	1,198

(1) The pro forma statement of income for the year 2000 has been prepared assuming control of Banco di Napoli and the conferral to Banca OPI of the public works and infrastructure business from 1/1/2000. This allows a more consistent comparison with 2001.

The pro forma statement of income for the year 2000 is not audited.

Reclassified Company balance sheet

ASSETS	31/12/2001 (€/mil)	31/12/2000 (€/mil)	Change 31/12/01-31/12/00 (%)
Cash and deposits with central banks and post offices	570	443	+28.7
Loans	72,220	75,771	-4.7
- due from banks	*12,648*	*14,011*	*-9.7*
- loans to customers	*59,572*	*61,760*	*-3.5*
Dealing securities	8,508	5,457	+55.9
Fixed assets	10,448	9,236	+13.1
- investment securities	*725*	*629*	*+15.3*
- equity investments	*8,687*	*7,549*	*+15.1*
- intangible fixed assets	*177*	*177*	*-*
- tangible fixed assets	*859*	*881*	*-2.5*
Other assets	8,867	8,629	+2.8
Total assets	100,613	99,536	+1.1

LIABILITIES	31/12/2001 (€/mil)	31/12/2000 (€/mil)	Change 31/12/01-31/12/00 (%)
Payables	79,263	75,969	+4.3
- due to banks	*23,254*	*21,706*	*+7.1*
- customer deposits and securities issued	*56,009*	*54,263*	*+3.2*
Provisions	1,635	1,870	-12.6
- for taxation	*682*	*948*	*-28.1*
- for termination indemnities	*417*	*408*	*+2.2*
- for risks and charges	*493*	*471*	*+4.7*
- for pensions and similar	*43*	*43*	*-*
Other liabilities	6,904	10,114	-31.7
Subordinated liabilities	5,004	4,581	+9.2
Shareholders' equity	7,807	7,002	+11.5
Total liabilities	100,613	99,536	+1.1

SANPAOLO IMI - CARDINE
PRO FORMA STATEMENT OF INCOME 2001 (Euro/mil)

	SANPAOLO IMI GROUP (STAND ALONE)	CARDINE GROUP (STAND ALONE)	SANPAOLO IMI/CARDINE GROUP (PRO FORMA)
NET INTEREST INCOME	**2,788**	**1,186**	**3,974**
Net commissions and other net dealing revenues	2,608	439	3,047
Profits and losses from financial transactions and dividends on shares	274	25	299
Profits from companies carried at equity and dividends from shareholdings	207	21	228
NET INTEREST AND OTHER BANKING INCOME	**5,877**	**1,671**	**7,548**
Administrative costs:	-3,600	-1,029	-4,629
- personnel	*-2,221*	*-630*	*-2,851*
- other administrative costs	*-1,180*	*-332*	*-1,512*
- indirect duties and taxes	*-199*	*-67*	*-266*
Other income, net	234	107	341
Adjustments to tangible and intangible fixed assets	-393	-83	-476
OPERATING INCOME	**2,118**	**666**	**2,784**
Adjustments to goodwill and merger and consolidation differences	-150	-28	-178
Provisions and net adjustments to loans and financial fixed assets	-737	-263	-1,000
INCOME BEFORE EXTRAORDINARY ITEMS	**1,231**	**375**	**1,606**
Net extraordinary income	392	34	414
INCOME BEFORE TAXES	**1,623**	**409**	**2,020**
Income taxes for the period	-318	-214	-527
Change in reserves for general banking risks	-1	-5	-6
Income attributable to minorities	-101	-5	-106
NET INCOME	**1,203**	**185**	**1,381**

PROFITABILITY RATIOS %			
Cost / income ratio	64.0	60.1	63.1
Net commissions / Administrative costs	72.4	42.7	65.8
Tax rate	19.6	52.3	26.1
RoE	16.6		13.5

SANPAOLO IMI - CARDINE
PRO FORMA BALANCE SHEET 2001 (Euro/mil)

	GRUPPO SANPAOLO IMI (STAND ALONE)	GRUPPO CARDINE (STAND ALONE)	GRUPPO SANPAOLO IMI/CARDINE (PRO-FORMA)
ASSETS			
Cash and deposits with central banks and post offices	818	331	1,149
Loans	118,627	32,686	150,835
- due from banks	*21,571*	*5,053*	*26,342*
- loans to customers	*97,056*	*27,633*	*124,493*
Dealing securities	18,819	5,561	24,380
Fixed assets:	10,098	1,932	11,896
- trading securities	*3,308*	*714*	*4,022*
- equity investments	*4,697*	*327*	*4,890*
- intangible fixed assets	*367*	*75*	*442*
- tangible fixed assets	*1,726*	*816*	*2,542*
Differences arising on consolidation and on application of the equity method	1,053	212	1,053
OTHER ASSETS	20,776	2,334	23,188
Total assets	**170,191**	**43,056**	**212,501**
LIABILITIES			
Payables:	134,706	35,717	170,120
- due to banks	*27,922*	*8,834*	*36,453*
- customer deposits and securities issued	*106,784*	*26,883*	*133,667*
Provisions	3,246	1,024	4,283
- for taxation	*901*	*326*	*1,240*
- for termination indemnities	*734*	*221*	*955*
- for risks and charges	*1,568*	*177*	*1,745*
- for pensions and similar	*43*	*300*	*343*
Other liabilities	17,752	2,502	20,254
Subordinated liabilities	5,607	222	5,829
Minority interests	698	95	793
Shareholders' equity	8,182	3,496	11,222
Total liabilities	**170,191**	**43,056**	**212,501**

CUSTOMER FINANCIAL ASSETS			
Total financial assets	305,404	50,124	355,528
- Direct deposits	106,784	26,883	133,667
- Indirect deposits	198,620	23,241	221,861
- Asset administration	72,643	11,950	84,593
- Asset management	125,977	11,291	137,268
CREDIT RISK INDICATORS %			
Net non-performing loans to customers / Net loans to customers	1.0	1.9	1.1
Problem loans and loans in restructuring / Net loans to customers	1.0	1.9	1.1